SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE HILLSHIRE BRANDS COMPANY

(Name of Subject Company)

THE HILLSHIRE BRANDS COMPANY

(Name of Person(s) Filing Statement)

COMMON STOCK, $ 0.01 PAR VALUE

(Title of Class of Securities)

432589109

(CUSIP Number of Class of Securities)

Kent B. Magill, Esq.

Executive Vice President, General Counsel and Corporate Secretary

The Hillshire Brands Company

400 South Jefferson Street

Chicago, Illinois 60607

(312) 614-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Rodd M. Schreiber, Esq.

Michael A. Civale, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of The Hillshire Brands Company, a Maryland corporation (“Hillshire”), by Tyson Foods, Inc., a Delaware corporation (“Tyson”), and HMB Holdings, Inc., a Maryland corporation and a direct, wholly owned subsidiary of Tyson (“Purchaser”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 1, 2014, by and among Hillshire, Tyson and Purchaser:

(i) joint press release of Hillshire and Tyson, dated July 2, 2014;

(ii) letter, dated July 2, 2014, from Sean Connolly, the President and Chief Executive Officer of Hillshire, to Hillshire employees;

(iii) letter, dated July 2, 2014, from Donald C. Davis, the President of Sara Lee Foodservice for Hillshire, to Sara Lee Foodservice customers;

(iv) letter, dated July 2, 2014, from Sean Reid, the Chief Customer Officer of Hillshire, to Hillshire customers; and

(v) letter, dated July 2, 2014, from Tom Hayes, the Chief Supply Chain Officer of Hillshire, to Hillshire suppliers.

The items listed above were first used or made available on July 2, 2014. In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on July 2, 2014 (including all exhibits attached thereto) are incorporated herein by reference.

Forward Looking Statements

This communication contains certain forward-looking statements with respect to certain plans and objectives of Hillshire with respect to the proposed tender offer, merger and related transactions, including the timing of the completion of the merger with Tyson. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of Hillshire and any related tender offer and merger may not be consummated, or may not be consummated in a timely manner, or the time necessary to obtain required regulatory clearance. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.

Hillshire assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Important Information for Investors and Security Holders

A tender offer for the outstanding common stock of Hillshire has not yet commenced. This communication is not an offer to buy or the solicitation of an offer to sell any securities. A solicitation and an offer to buy shares of Hillshire common stock will be made only pursuant to an offer to purchase and related materials that HMB Holdings, Inc., a wholly owned subsidiary of Tyson, intends to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, HMB Holdings will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and Stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when they become available, as well as other documents filed with the SEC, because they will contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (when available) will be sent free of charge to Hillshire stockholders and these and other materials filed with the SEC may also be obtained from Hillshire upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire’s website, http://investors.hillshirebrands.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement.

Tyson Foods and Hillshire Brands Announce Definitive Merger Agreement

Combination Creates Diverse Product and Brand Offerings for Consumers

SPRINGDALE, Ark. and CHICAGO, Ill., July 2, 2014 – Tyson Foods, Inc. (NYSE: TSN) and The Hillshire Brands Company (NYSE: HSH) today announced that they have entered into a definitive agreement under which Tyson Foods will acquire all outstanding shares of Hillshire Brands for $63 per share. The all-cash transaction is valued at approximately $8.55 billion, including Hillshire Brands’ outstanding net debt. In addition, Tyson Foods will be making, on behalf of Hillshire Brands, a payment of the $163 million termination fee associated with the termination of Hillshire Brands’ merger agreement with Pinnacle Foods Inc. (NYSE: PF). The board of directors of Hillshire Brands has accepted the notice of termination received from Pinnacle Foods and the previously announced transaction has been terminated.

“By investing in Hillshire Brands and its collection of leading brands, we have a unique opportunity to transform an important segment of our business, and position Tyson Foods to meet American consumers’ growing demand for protein at breakfast and throughout the day,” said Donnie Smith, president and chief executive officer of Tyson Foods. “We operate in a competitive and complex marketplace that demands bold steps to remain an industry leader. I am confident that together Tyson Foods and Hillshire Brands have the right products and the right people to create years of enhanced shareholder value and ensure more choices for our customers and consumers.”

The combination of Tyson Foods and Hillshire Brands will reposition Tyson as a clear leader in the retail sale of prepared foods, with a complementary portfolio of well-recognized brands, including Tyson®, Wright®, Jimmy Dean®, Ball Park®, State Fair® and Hillshire Farm®. In particular, the strength of Hillshire Brands’ products in the breakfast category will allow Tyson Foods to capture opportunities in this attractive and fast-growing day part.

Sean Connolly, president and chief executive officer of Hillshire Brands, said, “After thoughtful consideration, our board of directors concluded that a combination with Tyson Foods represents a unique opportunity to provide shareholders with significant and immediate value while also positioning our business for continued success. Importantly, this is a testament to the tremendous value our talented team of employees has created over the past few years by strengthening our brands in the eyes of consumers. I am confident that we have found an excellent partner in Tyson. We firmly believe that our combined global platform will be extremely well positioned to capitalize on the substantial growth opportunities in this market in the years ahead.”

Smith added, “We are confident that the two companies can learn a great deal from each other, and we recognize that Hillshire Brands’ value comes from its people, brands and processes. As we begin planning how to bring these companies together, we intend to proceed in a thoughtful manner that honors the strengths embedded in both cultures that have made each of them successful.”

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The transaction has been unanimously approved by the boards of directors of both companies and is anticipated to close by September 27, 2014, the last day of Tyson Foods’ fiscal year. Pursuant to the definitive agreement, a subsidiary of Tyson Foods will commence a tender offer for 100% of the outstanding shares of Hillshire Brands common stock for $63 per share in cash. The tender offer is required to be commenced within 10 business days and to remain open for at least 20 business days after launch. Following successful completion of the tender offer, any shares not acquired in the tender offer will be acquired in a second-step merger at the same $63 per share cash price. Closing of the tender offer is conditioned upon customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and there being validly tendered and not withdrawn a number of shares of Hillshire common stock equal to at least two-thirds of the total outstanding shares of Hillshire common stock. The offer is not subject to any financing condition.

Morgan Stanley and JP Morgan are acting as financial advisors to Tyson Foods, and Davis Polk & Wardwell LLP is acting as its legal counsel. Centerview Partners and Goldman, Sachs & Co. are acting as financial advisors to Hillshire Brands, and Skadden, Arps, Slate, Meagher & Flom LLP is acting as its legal advisor.

About Tyson Foods

Tyson Foods, Inc. (NYSE: TSN), with headquarters in Springdale, Arkansas, is one of the world’s largest processors and marketers of chicken, beef and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500. The company was founded in 1935 by John W. Tyson, whose family has continued to be involved with son Don Tyson leading the company for many years and grandson, John H. Tyson, serving as the current chairman of the board of directors. Tyson Foods produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. The company provides products and services to customers throughout the United States and approximately 130 countries. It has approximately 115,000 Team Members employed at more than 400 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson Foods strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

About The Hillshire Brands Company

The Hillshire Brands Company (NYSE: HSH) is a leader in branded, convenient foods. The company generated approximately $4 billion in annual sales in fiscal 2013, has more than 9,000 employees, and is based in Chicago. Hillshire Brands’ portfolio includes iconic brands such as Jimmy Dean, Ball Park, Hillshire Farm, State Fair, Sara Lee frozen bakery and Chef Pierre pies, as well as artisanal brands Aidells, Gallo Salame, Van’s Natural Foods and Golden Island premium jerky. For more information on the company, please visit www.hillshirebrands.com.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to certain plans and objectives of Tyson Foods and Hillshire Brands with respect to the proposed tender offer and related transactions, including the timing of the completion of the merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use

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words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Among the factors that may cause actual results and experiences to differ from anticipated results and expectations in forward-looking statements are the following: the risk that the acquisition of Hillshire Brands and any related tender offer and merger may not be consummated, or may not be consummated in a timely manner; the risk that a regulatory approval could only be obtained subject to conditions that are not anticipated; the risk that Hillshire will not be integrated successfully into Tyson following the consummation of the merger; and the risk that revenue opportunities, cost savings, synergies and other anticipated benefits from the merger may not be fully realized or may take longer to realize than expected. Neither Tyson Foods nor Hillshire Brands assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

A tender offer for the outstanding common stock of The Hillshire Brands Company has not yet commenced. This communication is not an offer to buy or the solicitation of an offer to sell any securities. A solicitation and an offer to buy shares of Hillshire Brands common stock will be made only pursuant to an offer to purchase and related materials that HMB Holdings, Inc., a wholly owned subsidiary of Tyson Foods, Inc., intends to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, HMB Holdings will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter Hillshire Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and Stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when they become available, as well as other documents filed with the SEC, because they will contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (when available) will be sent free of charge to Hillshire Brands stockholders and these and other materials filed with the SEC may also be obtained from Hillshire Brands upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire Brands’ website, http://investors.hillshirebrands.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov, or by directing requests for such materials to the information agent for the offer, which will be named in the tender offer statement.

Contacts

FOR TYSON FOODS:

Investors:	Jon Kathol, 479-290-4235, jon.kathol@tyson.com
News Media:	Worth Sparkman, 479-290-6358, worth.sparkman@tyson.com
Dan Fogleman, 479-290-2166, dan.fogleman@tyson.com

FOR HILLSHIRE BRANDS:

Investors:	Melissa Napier, 312-614-8739
News Media:	Mike Cummins, 312-614-8412

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This message is for all Hillshire Brands employees.

Team,

Moments ago we announced that we have entered into a definitive agreement under which Tyson Foods will acquire Hillshire Brands for $63.00 per share in cash. That action was taken after Pinnacle Foods terminated our previously announced merger agreement on June 30. A copy of the press release issued this morning is attached.

After thoughtful consideration, our Board concluded that a combination with Tyson Foods represents a compelling opportunity to combine our iconic brands as part of a larger organization with increased scale and growth opportunities while providing Hillshire Brands shareholders with significant and immediate value. Throughout the process, Tyson has made it clear that they value our brands and our proven ability to drive growth and value through innovation. By bringing together our complementary protein-based platforms and shared focus on the customer, I am confident that the combination with Tyson Foods represents a terrific opportunity for Hillshire Brands.

As I’ve mentioned before, I’m extremely proud of the tremendous progress we’ve made together to revitalize our brands and evolve our culture and capabilities. I continue to be impressed with your unrelenting focus and hard work, particularly as we have navigated the distractions over the last few weeks. These efforts have clearly been noticed, and Tyson’s pursuit of Hillshire Brands is a testament to the strength of the business that we have all worked so hard to build.

It’s important to keep in mind that today is just the first step in the process and the transaction is subject to regulatory approvals and other customary closing conditions. We expect this transaction to close before September 27, 2014 – the last day of Tyson Foods’ fiscal year. From now until we close, Hillshire Brands and Tyson will continue to operate as independent companies and for us, it’s “business as usual.” As we move forward we must maintain our momentum and – as always – keep our customers and consumers as our top priority

In light of the Fourth of July holiday and in recognition of many planned vacations, we will be hosting a Town Hall / Live Meeting for all employees on July 7 at 10:00 a.m. CT to discuss the acquisition and address your questions. An Outlook invitation will be sent later today.

If you receive any calls from the media or other third parties regarding this announcement, please do not respond yourself and forward them on to Mike Cummins, director, corporate communications, at 312-614-8412.

As always, I thank you for your continued hard work and commitment.

Regards,

Sean Connolly

President and Chief Executive Officer

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to certain plans and objectives of Hillshire Brands with respect to the proposed tender offer, merger and related transactions, including the timing of the completion of the merger with Tyson Foods. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and

1

depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of Hillshire Brands and any related tender offer and merger may not be consummated, or may not be consummated in a timely manner, or the time necessary to obtain required regulatory clearance. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Hillshire Brands assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

A tender offer for the outstanding common stock of The Hillshire Brands Company has not yet commenced. This communication is not an offer to buy or the solicitation of an offer to sell any securities. A solicitation and an offer to buy shares of Hillshire common stock will be made only pursuant to an offer to purchase and related materials that HMB Holdings, Inc., a wholly owned subsidiary of Tyson Foods, Inc., intends to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, HMB Holdings will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and Stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when they become available, as well as other documents filed with the SEC, because they will contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (when available) will be sent free of charge to Hillshire stockholders and these and other materials filed with the SEC may also be obtained from Hillshire upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire’s website, http://investors.hillshirebrands.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement.

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DATE

NAME

ADDRESS

CITY, STATE, ZIP

To Our Valued Customer:

We are excited to inform you that Hillshire Brands has entered into a definitive agreement under which Tyson Foods will acquire all outstanding shares of Hillshire Brands. In addition, Pinnacle Foods has decided to terminate our previously announced merger agreement. A copy of our press release is attached.

After thoughtful consideration, we concluded that a combination with Tyson Foods represents a compelling opportunity to combine our iconic brands as part of a larger organization with increased scale and growth opportunities. We are confident that the combination of our complementary protein-based platforms and customer-focused cultures creates a company well-positioned to continue to meet your needs and the needs of consumers.

Please note, this announcement is just the first step in the process, and the transaction is expected to close before September 27, 2014 – the last day of Tyson Foods’ fiscal year, subject to regulatory approvals and other customary closing conditions. From now until the transaction closes, we will continue to operate as independent companies, and we will continue to work with you as we always have – providing you with the innovative, branded food products you have come to expect.

If you have any questions about this announcement, please don’t hesitate to contact your Hillshire Brands representative. As always, thank you for your continued business and ongoing support of Hillshire Brands.

Best regards,

Donald C. Davis

President, Sara Lee Foodservice for The Hillshire Brands Company

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to certain plans and objectives of Hillshire Brands with respect to the proposed tender offer, merger and related transactions, including the timing of the completion of the merger with Tyson Foods. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of Hillshire Brands and any related tender offer and merger may not be consummated, or may not be consummated in a timely manner, or the time necessary to obtain required regulatory clearance. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Hillshire Brands assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

A tender offer for the outstanding common stock of The Hillshire Brands Company has not yet commenced. This communication is not an offer to buy or the solicitation of an offer to sell any securities. A solicitation and an offer to buy shares of Hillshire common stock will be made only pursuant to an offer to purchase and related materials that HMB Holdings, Inc., a wholly owned subsidiary of Tyson Foods, Inc., intends to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, HMB Holdings will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and Stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when they become available, as well as other documents filed with the SEC, because they will contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (when available) will be sent free of charge to Hillshire stockholders and these and other materials filed with the SEC may also be obtained from Hillshire upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire’s website,

http://investors.hillshirebrands.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement.

DATE

NAME

ADDRESS

CITY, STATE, ZIP

To Our Valued Customer:

We are excited to inform you that Hillshire Brands has entered into a definitive agreement under which Tyson Foods will acquire all outstanding shares of Hillshire Brands. In addition, Pinnacle Foods has decided to terminate our previously announced merger agreement. A copy of our press release is attached.

After thoughtful consideration, we concluded that a combination with Tyson Foods represents a compelling opportunity to combine our iconic brands as part of a larger organization with increased scale and growth opportunities. We are confident that the combination of our complementary protein-based platforms and customer-focused cultures creates a company well-positioned to continue to meet your needs and the needs of consumers.

Please note, this announcement is just the first step in the process, and the transaction is expected to close before September 27, 2014 – the last day of Tyson Foods’ fiscal year, subject to regulatory approvals and other customary closing conditions. From now until the transaction closes, we will continue to operate as independent companies, and we will continue to work with you as we always have – providing you with the innovative, branded food products you have come to expect.

If you have any questions about this announcement, please don’t hesitate to contact your Hillshire Brands representative. As always, thank you for your continued business and ongoing support of Hillshire Brands.

Best regards,

Sean Reid

Chief Customer Officer

The Hillshire Brands Company

312.614.7946

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to certain plans and objectives of Hillshire Brands with respect to the proposed tender offer, merger and related transactions, including the timing of the completion of the merger with Tyson Foods. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of Hillshire Brands and any related tender offer and merger may not be consummated, or may not be consummated in a timely manner, or the time necessary to obtain required regulatory clearance. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Hillshire Brands assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

A tender offer for the outstanding common stock of The Hillshire Brands Company has not yet commenced. This communication is not an offer to buy or the solicitation of an offer to sell any securities. A solicitation and an offer to buy shares of Hillshire common stock will be made only pursuant to an offer to purchase and related materials that HMB Holdings, Inc., a wholly owned subsidiary of Tyson Foods, Inc., intends to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, HMB Holdings will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and Stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when they become available, as well as other documents filed with the SEC, because they will contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (when available) will be sent free of charge to Hillshire stockholders and these and other materials filed with the SEC may also be obtained from Hillshire upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire’s website, http://investors.hillshirebrands.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement.

DATE

NAME

ADDRESS

CITY, STATE, ZIP

Dear [Supplier],

We are excited to inform you that Hillshire Brands has entered into a definitive agreement under which Tyson Foods will acquire Hillshire Brands for $63.00 per share in cash. In addition, Pinnacle Foods has decided to terminate our previously announced merger agreement. A copy of our press release is attached.

After thoughtful consideration, we concluded that a combination with Tyson Foods represents a compelling opportunity to combine our iconic brands as part of a larger organization with increased scale and growth opportunities. We are confident that the combination of our complementary protein-based platforms and customer-focused cultures strengthens our collective position in the marketplace.

Please note, this announcement is just the first step in the process, and the transaction is expected to close before September 27, 2014 – the last day of Tyson Foods’ fiscal year, subject to regulatory approvals and other customary closing conditions. From now until the transaction closes, however, we will continue to operate as independent companies, and we will continue to partner with you as we always have – working together to provide our customers with the innovative, branded food products they have come to expect.

If you have any questions about this announcement, please don’t hesitate to contact your Hillshire Brands representative. As always, thank you for your continued partnership with Hillshire Brands.

Best regards,

Tom Hayes

Chief Supply Chain Officer

The Hillshire Brands Company

312.614.6676

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to certain plans and objectives of Hillshire Brands with respect to the proposed tender offer, merger and related transactions, including the timing of the completion of the merger with Tyson Foods. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of Hillshire Brands and any related tender offer and merger may not be consummated, or may not be consummated in a timely manner, or the time necessary to obtain required regulatory clearance. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Hillshire Brands assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

A tender offer for the outstanding common stock of The Hillshire Brands Company has not yet commenced. This communication is not an offer to buy or the solicitation of an offer to sell any securities. A solicitation and an offer to buy shares of Hillshire common stock will be made only pursuant to an offer to purchase and related materials that HMB Holdings, Inc., a wholly owned subsidiary of Tyson Foods, Inc., intends to file with the U.S. Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, HMB Holdings will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and Stockholders are urged to read the Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when they become available, as well as other documents filed with the SEC, because they will contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on

Schedule 14D-9 (when available) will be sent free of charge to Hillshire stockholders and these and other materials filed with the SEC may also be obtained from Hillshire upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire’s website, http://investors.hillshirebrands.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement.